Cue Energy Resources Limited
A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04024438

6 April 2004

SUPPL

APR 15 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

PROCESSED
APR 21 2004
THOMSON FINANCIAL

dlw 4/20

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme CUE ENERGY RESOURCES LIMITED

ACN/ARSN 066 383 971

1. Details of substantial holder (1)

Name SEE ANNEXURE 'A'

ACN/ARSN (if applicable)

APR 6 2004

The holder became a substantial holder on 11/3/04

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY			
FULLY PAID	17,865,318	17,865,318	5.34%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
SEE ANNEXURE 'A'		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
SEE ANNEXURE 'A'			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
SEE ANNEXURE 'A'				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SEE ANNEXURE 'A'	

Signature

print name GUISEPPE ANTONIO MERCORELLA capacity DIRECTOR

sign here [signature] date 05 / 04 / 04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

FORM 603 – NOTICE OF INITIAL SUBSTANTIAL HOLDER

ANNEXURE A

This is Annexure A of 1 page referred to in Form 603 – Notice of Initial Substantial Holder:

1. **Details of Substantial Holder**

   (a) Tulloch Lodge Limited
   ACN: 003 157 533

   (b) Unley Financial Strategies Pty Limited
   ACN: 096 679 837

   (c) Permanent 3 Nominees Pty Limited
   ACN: 097 397 718

   (d) MZF Pty Limited
   ACN: 099 040 641

   (e) G & S Mercorella Superannuation Fund

3. **Details of Relevant Interests**

Holder of relevant interest	Nature of relevant interest	Class and Number of Securities
Tulloch Lodge Limited	Legal and beneficial owner	Ordinary - 606,386
Unley Financial Strategies Pty Ltd	Legal and beneficial owner	Ordinary – 2,561,916
Permanent 3 Nominees Pty Ltd	Legal owner	Ordinary – 9,344,683
MZF Pty Ltd	Legal and beneficial owner	Ordinary – 5,000,000
G & S Mercorella Super Fund	Legal owner	Ordinary – 350,333

4. Details of Present Registered Holders

Holder of relevant interest	Registered Holder	Person entitled to be registered as holder	Class and number of securities
Tulloch Lodge Ltd	Tulloch Lodge Ltd	Tulloch Lodge Ltd	608,386
Unley Financial Strategies Pty Ltd	Unley Financial Strategies Pty Ltd	Unley Financial Strategies Pty Ltd	2,561,916
Permanent 3 Nominees Pty Ltd	Permanent 3 Nominees Pty Ltd	Unley Financial Strategies Pty Ltd	9,344,683
MZF Pty Ltd	MZF Pty Ltd	MZF Pty Ltd	5,000,000
G & S Mercorella Super Fund	G & S Mercorella Super Fund	G & S Mercorella Super Fund	350,333

5. Consideration

Holder of relevant interest	Date of acquisition	Consideration		Class & number of securities
		Cash	Non-cash	
				ORDINARY
Tulloch Lodge Ltd	01/09/2003	10,110.00		200,000
Tulloch Lodge Ltd	02/09/2003	5,467.00		110,000
Tulloch Lodge Ltd	03/09/2003	1,712.91		33,386
Tulloch Lodge Ltd	05/09/2003	13,855.79		265,000
Unley Financial Strategies Pty Ltd	01/12/2003	28,111,37		509,400
Unley Financial Strategies Pty Ltd	03/12/2003	60,400.95		1,092,192
Unley Financial Strategies Pty Ltd	08/12/2003	31,522.43		570,000
Unley Financial Strategies Pty Ltd	09/12/2003	16,569.96		299,624
Unley Financial Strategies Pty Ltd	10/12/2003	4,424.20		80,000
MZF Pty Ltd	10/12/2003	226,464.00		4,000,000
Unley Financial Strategies Pty Ltd	12/12/2003	553.03		10,000
Unley Financial Strategies Pty Ltd	17/12/2003	20.79		376
Unley Financial Strategies Pty Ltd	17/12/2003	553.03		10,000
Unley Financial Strategies Pty Ltd	18/12/2003	829.54		15,000
Permanent 3 Nominees Pty Ltd	19/12/2003	58,112.88		1,034,000
Permanent 3 Nominees Pty Ltd	23/12/2003	8,896.66		160,000
Permanent 3 Nominees Pty Ltd	24/12/2003	7,742.35		140,000

5. **Consideration cont....**

Holder of relevant interest	Date of acquisition	Consideration		Class & number of securities
		Cash	Non-cash	
				ORDINARY
Permanent 3 Nominees Pty Ltd	06/01/2004	24,358.24		425,000
Permanent 3 Nominees Pty Ltd	07/01/2004	13,335,94		233,000
G & S Mercorella Super Fund	19/01/2004	6,077.00		100,000
G & S Mercorella Super Fund	20/01/2004	9,271.18		150,333
Permanent 3 Nominees Pty Ltd	21/01/2004	26,795.58		423,000
MZF Pty Ltd	21/01/2004	63,693.00		1,000,000
Permanent 3 Nominees Pty Ltd	23/01/2004	64,352.00		1,000,000
Permanent 3 Nominees Pty Ltd	27/01/2004	3,534.27		54,921
Permanent 3 Nominees Pty Ltd	28/01/2004	45,674.30		698,838
Permanent 3 Nominees Pty Ltd	29/01/2004	51,632.43		790,000
Permanent 3 Nominees Pty Ltd	30/01/2004	4,394.78		67,242
Permanent 3 Nominees Pty Ltd	02/02/2004	44,184.75		687,001
Permanent 3 Nominees Pty Ltd	02/02/2004	514.76		7,999
Permanent 3 Nominees Pty Ltd	03/02/2004	20,587.61		325,000
Permanent 3 Nominees Pty Ltd	16/02/2004	22,899.76		361,500
Permanent 3 Nominees Pty Ltd	17/02/2004	32,129.74		500,000
Permanent 3 Nominees Pty Ltd	18/02/2004	64,922.00		1,005,000
Unley Financial Strategies Pty Ltd	24/02/2004	(1,664.00)		(24,676)
Permanent 3 Nominees Pty Ltd	26/02/2004	(22,376.25)		(300,000)
Permanent 3 Nominees Pty Ltd	26/02/2004	20,506.29		300,000
Permanent 3 Nominees Pty Ltd	03/03/2004	15,685.80		195,000
Permanent 3 Nominees Pty Ltd	03/03/2004	10,196.92		126,499
Permanent 3 Nominees Pty Ltd	03/03/2004	94,798.62		1,178,501
Permanent 3 Nominees Pty Ltd	03/03/2004	(10,927.57)		(134,000)
Permanent 3 Nominees Pty Ltd	03/03/2004	(8,145.00)		(100,000)
Permanent 3 Nominees Pty Ltd	03/03/2004	(9,956.95)		(120,651)
Permanent 3 Nominees Pty Ltd	09/03/2004	7,755.00		100,000
G & S Mercorella Super Fund	10/03/2004	7,380.30		100,000
Permanent 3 Nominees Pty Ltd	11/03/2004	13,889.03		186,833

7. Addresses

Name	Address
Tulloch Lodge Ltd	Suite 33, 168 Melbourne Street, North Adelaide SA 5006
Unley Financial Strategies Pty Ltd	5 Lanark Street, Rosslyn Park SA 5072
Permanent 3 Nominees Pty Ltd	Level 2, 55 Hunter Street, Sydney NSW 2000
MZF Pty Ltd	Suite 21, 168 Melbourne Street, North Adelaide SA 5006
G & S Mercorella Super Fund	5 Lanark Street, Rosslyn Park SA 5072

G.A. Mercorella ....

Giuseppe A Mercorella
Director

Dated: 05/04/04